Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratios)

Six Months Ended June 30, 2005

(Restated)
Loss from continuing operations before income taxes	$(401)
Adjustments:
Minority interest in loss of subsidiaries with fixed charges	2
Undistributed income of equity method investees	(13)
Interest expense	87
Interest component of rental expense (1)	27
Amortization of capitalized interest	10

Earnings as adjusted	$(288)

Fixed charges:
Interest expense	87
Interest component of rental expense (1)	27
Capitalized interest	2

Total fixed charges	$116

Ratio of earnings to fixed charges	*

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.

*	Earnings for the six months ended June 30, 2005 were inadequate to cover fixed charges. The coverage deficiency was $404 million.